[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI, P.C.]

January 5, 2007

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549
Attn: Jeffrey Riedler

  Re:
  Optimer Pharmaceuticals, Inc.
  Registration Statement on Form S-1 (File No. 333-138555)

Dear Mr. Riedler:

        On behalf of Optimer Pharmaceuticals, Inc. ("Optimer" or the "Company"), we are responding to the Staff's letter dated December 29, 2006 (the "Comment Letter"), relating to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Optimer is filing pre-effective Amendment No. 2 to the Registration Statement ("Amendment No. 2") with this response letter. For your convenience, we have repeated the Staff's comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to "we," "our" or "us" mean the Company or its advisors, as the context indicates.

Form S-l

Prospectus Summary

1.
We note your response to comment 7, however we are unable to locate the supplemental sources referred to in your letter. Accordingly, we will reserve consideration of your response to this comment upon receipt and review of the supplemental materials.

  On December 29, 2006, we re-sent to the attention of John Krug via FedEx a duplicate copy of the binder of supplemental sources relating to the Staff's prior comment 7. We understand the binder was received by the Staff's mail center on January 3, 2007.

"Delays in clinical trials are common and have many causes....." page 15

2.
We note your response to comment 15 and reissue the comment in part. Please expand the discussion to quantify the extent of participation/enrollment in the trials.

  As discussed with Suzanne Hayes on January 3, 2007, the Company has revised the discussion on page 15 of Amendment No. 2 to address the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 50

Stock-Based Compensation, page 51

3.
We note your response to comment 23 and your revised disclosures. We note your disclosure that the market based approach considered information on valuations received from your financial advisors. Please name these "experts" and include a consent from them in your document.

  The Company has revised the disclosure on page 52 of Amendment No. 2 to delete the reference to information on valuations received from its financial advisors and to reflect that the Company reassessed the estimated fair value of its common stock based on information regarding recently completed initial public offerings. This review included data relating to offerings by companies with similar market size and in a similar stage of development as the Company.

Collaborations, Commercial and License agreements and Grants, page 74

4.
We note your response to comment 27. Aggregate milestone payments and amounts paid to date are material information for which the staff is not willing to grant confidential treatment. Therefore, our comment is reissued. Please revise to provide the requested information in your next amendment.

  The Company has revised the disclosure on pages 75 and 76 of Amendment No. 2 to include more detailed disclosure regarding milestone payments payable to each of Nippon Shinyaku, SKI, Cempra Pharmaceuticals and TSRI. The Company previously revised the discussion on page 75 of Amendment No. 2 to include amounts paid to date to Nippon Shinyaku. Other than the shares issued to SKI and TSRI disclosed in the registration statement, no other payments have been made to date to SKI, Cempra Pharmaceuticals or TSRI under the agreements with such parties.

Financial Statements—December 31, 2005

6.
Revenue and Other Collaborative Agreements, page F-18

Other Collaborative Agreements, page F-20

5.
Refer to your response to comment 35. Please note that the disclosure requested is required information in your document, so confidential treatment would not be available to such information. Please revise your disclosure to include the aggregate milestone payments required under these agreements.

  The Company has revised the disclosure on pages F-21 and F-22 of Amendment No. 2 to include more detailed disclosure regarding milestone payments payable to each of Nippon Shinyaku, SKI, Cempra Pharmaceuticals and TSRI.

* * * * * * * * * *

        We would very much appreciate the Staff's prompt review of Amendment No. 2. Should you have any follow-up questions, please call Martin Waters at (858) 350-2308 or the undersigned at (858) 350-2364.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Mark Liu
Mark Liu

Enclosures

cc:
Michael N. Chang, Optimer Pharmaceuticals, Inc.
John D. Prunty, Optimer Pharmaceuticals, Inc.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Cheston J. Larson, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
Robert Bruning, Ernst & Young LLP